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Evergreen Investments [logo]

Product Alert

INTEGRATION UPDATE

June 29, 2010

Evergreen Funds Shareholders Approve Reorganization Proposals for 11 Funds

On June 29, 2010, shareholders of 11 Evergreen Funds approved reorganizations or mergers of their Funds into acquiring Wells Fargo Advantage Funds, bringing the combination of the two fund families closer to completion. The mergers and reorganizations are expected to occur during July 2010. Shareholders of the following Funds approved the reorganization proposals:

Evergreen California Municipal Money Market Fund

Evergreen Diversified Income Builder Fund

Evergreen Emerging Markets Growth Fund

Evergreen Fundamental Large Cap Fund

Evergreen Global Large Cap Equity Fund

Evergreen Global Opportunities Fund

Evergreen Health Care Fund

Evergreen Municipal Money Market Fund

Evergreen New Jersey Municipal Money Market Fund

Evergreen U.S. Government Fund

Evergreen U.S. Government Money Market Fund

As we communicated in previous Product Alerts on June 8, 2010, June 18, 2010, and June 21, 2010, shareholders of 61 other Wells Fargo Advantage and Evergreen Funds approved reorganization proposals at shareholder meetings held on those dates.

Shareholder Meeting Adjourned For Certain Funds Until Friday, July 2, 2010

The shareholder meeting for certain other Funds has been adjourned until Friday, July 2, 2010, because, as of June 29, 2010, we had not yet received shareholder votes representing 50% of the outstanding shares of the Funds, a requirement to pass the proposals. Shareholder proxies for the remaining Funds will continue to be solicited and accepted until the next meeting date. The Funds still subject to shareholder approval are:

Evergreen New York Municipal Money Market Fund

Evergreen Omega Fund

Evergreen Precious Metals Fund

Shareholders of the adjourned Funds who have not yet voted their shares are encouraged to vote in one of the following ways:

By calling 1-800-499-8519. If available, shareholders should have a copy of their proxy ballot in hand.

By going to www.evergreeninvestments.comand clicking on the “Take a moment to vote your proxy” icon on the homepage. Shareholders will just need the control number printed on their proxy ballot.

By returning the proxy ballot by mail prior to July 2, 2010

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the SEC. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the SEC at the SEC’s Web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone, or e-mail to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116-5034, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Participants in the solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the SEC in April 2010.

Stock fund values fluctuate in response to the activities of individual companies and general market and economic conditions. Bond fund values fluctuate in response to the financial condition of individual issuers, general market and economic conditions, and changes in interest rates. In general, when interest rates rise, bond fund values fall and investors may lose principal value. Some funds, including nondiversified funds and funds investing in foreign investments, high-yield bonds, small and mid cap stocks, and/or more volatile segments of the economy, entail additional risk and may not be appropriate for all investors. Consult a Fund’s prospectus for additional information on these and other risks. A portion of a municipal fund’s income may be subject to federal, state, and/or local income taxes or the alternative minimum tax (AMT). Any capital gains distributions may be taxable. The U.S. government guarantee applies to certain of the underlying securities and not to shares of the Funds.

An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market fund.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.evergreeninvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for Wells Fargo Advantage Funds. Read the prospectus carefully before investing.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company’s broker/dealer subsidiaries. Evergreen InvestmentsSM is a service mark of Evergreen Investment Management Company, LLC. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Evergreen mutual funds and Wells Fargo Advantage Funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 124083 06-10

NOT FDIC INSURED * NO BANK GUARANTEE * MAY LOSE VALUE